UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 14, 2014 entitled “Arcos Dorados to Report Venezuelan Operations at SICAD II Exchange Rate”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: July 14, 2014

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS TO REPORT VENEZUELAN OPERATIONS AT SICAD II EXCHANGE RATE

Buenos Aires, Argentina, July 14, 2014 — Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest McDonald’s franchisee, today announced that it has transitioned to the SICAD II floating exchange rate for remeasurement of its bolivar-denominated assets and liabilities and operating results in Venezuela, effective as of June 1, 2014. The change was primarily a result of the Company’s lack of access to the SICAD rate during 2014 and its recent ability to settle transactions at the SICAD II rate of approximately 50 bolivars per U.S. dollar.

Since March 1, 2014 the Company used the SICAD floating exchange rate to remeasure its Venezuelan operations. As of March 31, 2014, the SICAD exchange rate was 10.70 VEF per U.S. dollar and the resulting average rate for the quarter was 7.88 VEF per U.S. dollar. Similarly, the operating results in Venezuela were remeasured at the SICAD floating exchange rate in April and May, and were remeasured at the SICAD II floating exchange rate in June, which resulted in a higher average rate for the second quarter of 23.37 bolivars per U.S. dollar.

Prior to this, the Company used the CENCOEX (f.k.a. CADIVI) fixed exchange rate, which was last devalued by the Venezuelan Central Bank on February 8, 2013 to a rate of 6.3 bolivars per U.S. dollar.

“We remain committed to our Venezuela operation, where we have built a strong foothold as the leading QSR brand in the market over our nearly 30 years of operations in the country. Our management team is well-positioned to leverage its experience operating through different business and economic cycles to navigate the current challenges in the country. Our Venezuela operation is showing resilient revenue growth on an organic basis and we continue to expect that the business will not require operating cash support in 2014“, said Woods Staton, Chairman and Chief Executive Officer of Arcos Dorados.

The Company incurred a one-time write down of approximately $9.0 million related to certain inventories, due to the impact of the currency exchange rate change on their net recoverable value, and a loss of approximately $3.3 million, related to lower margin mainly due to the impact of inventories measured at the historical exchange rate.

In addition, Arcos Dorados recognized a foreign exchange loss of approximately $39.0 million, due to the remeasurement of its local currency denominated net monetary asset position during the second quarter of 2014 as a result of the exchange rate change.

Furthermore, the Company recorded an impairment of its Venezuelan fixed assets of approximately $45.2 million, primarily related to the real estate acquired during the fourth quarter of 2013.

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About Arcos Dorados
Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 2,069 McDonald’s-branded restaurants with over 95,000 employees serving approximately 4.3 million customers a day, as of March 2014. Recognized as one of the best companies to work for in Latin America, Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Investor Relations Contact:
Daniel Schleiniger
Arcos Dorados – IR Director
daniel.schleiniger@ar.mcd.com
+54 11 4711-2675
www.arcosdorados.com/ir

Media Contact:
Farrell Kramer
MBS Value Partners
farrell.kramer@mbsvalue.com
+1 212 710-9685